Exhibit 13.4

town Invest FAOs & Resource Center I I Investor Login The Jamestown Advantage The Investment Strategy Target Assets Jamestown Across the United States Press

The Jamestown Advantage Headquartered in Atlanta, Jamestown is a design-focused real estate investment and management company with $10.2 billion of assets under management as of June 30, 2019, a track record of 35+ years, nearly 80,000 German individuals, U.S., and institutional investors, 31 realized funds, and a clear mission: to transform spaces into hubs for innovation and community. Jamestown’s current and previous projects include Ponce City Market in Atlanta; Chelsea Market, Industry City, and One Times Square in New York City; Ghirardelli Square in San Francisco; and the Innovation and Design Building in Boston. Along with these properties, Jamestown invests and manages office, retail, grocery-anchored shopping centers, and residential buildings in markets around the world. Disclaimer: Information on and photography featuring Jamestown’s current and previous portfolio of projects and properties are not representative of Jamestown Invest 1. LLC’s investment strategy and are not representative of the scale of investments that Jamestown Invest 1, LLC intends to make. Further, there is no assurance that Jamestown Invest, 1 LLC will be able to achieve its investment objectives or to access investments like those identified. Prior performance is not indicative of future results.

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The Investment Strategy Jamestown’s built its reputation by developing vibrant, community-driven properties; but it’s behind the real estate that you’ll find the real soul of our investment projects. With vertically integrated asset management, property management. architecture, design. retail leasing and creative services. the Jamestown team has the ability to identify key market opportunities. What is Jamestown Invest? With a minimum investment of $2,500 made online. American investors can access a portfolio of quality, private commercial real estate that’s vetted and managed by Jamestown. The offering comes with no upfront fees to the investor. Market Opportunities in Atlanta and the Southeast Jamestown’s U.S. headquarters has been located in Atlanta. Georgia for 35+ years since the company’s founding. Jamestown’s experience in Atlanta is extensive. and Jamestown’s Investment Committee has a track record of understanding the local market and identifying investment opportunities.

Target Assets • Investment Profile: Value-Add • Investment Asset Classes: Mixed or single use properties incorporating office. retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex. or hotels • Investment Geography: Atlanta. Raleigh, Charleston, and other major metropolitan statistical areas across the United States • Investment Size: $10—$40 Million Download the Offering Circular For more information on Jamestown Invest 1, LLC, download the Offering Circular. The Offering Circular should be reviewed before making an investment decision. Investing in Jamestown Invest 1. LLC’s common shares is speculative and involves substantial risks. The “Risk Factors” section of the offering circular contains a detailed discussion of risks that should be considered before you invest. These risks include, but are not limited to, illiquidity, complete loss of invested capital, limited operating history, conflicts of interest and blind pool risk.

Target Assets Southern Dairies @ Ponce City Market The Upper Westside Portfolio Learn more Learn more Disclaimer. Actual results may differ from those indicated in these financial projections and in svoh other forward-looking statements. Further, thoron is no assurance that Jamestown Invest \ LL 0 will bo able to achieve its investment objectives or to aooess targeted investments like those identified.

Southern Dairies@ Ponce City Market Atlanta, Georgia

Dunwoody
Sandy Springs
Chamblee
PDK
Riverside
ELLEN
Clarksto
Carey Park
Georgia Institu
of Technolog
Decatur
Atlanta
Cascade
Heights
Panthersville
CORNELL
East Point
College Park
Forest Park
Lake City

**Southern Dairies @ Ponce City Market** comprises approximately 79,960 square feet of creative office space located on North Avenue in Atlanta's Fourth Ward submarket, near Ponce City Market, the BeltLine Eastside Trail, Piedmont Park and Inman Park. Immediately surrounding the property are 13 communities with more than 2,800 Class A Multifamily units.

Listed on the National Registry of Historic Places, Southern Dairies initially functioned as a dairy distribution plant before undergoing a creative office conversion in 1998. Now, the Southern Dairies campus spans five buildings across 4.1 acres. As of July 1, 2019, Southern Dairies is 93% occupied by eleven tenants with a diversified rent roll including architectural, advertising and real estate firms.

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Disclaimer: Actual results may differ from those indicated in these financial projections and in such other forward-looking statements. Further, there is no assurance that Jamestown Invest 1, LLC will be able to achieve its investment objectives or to access targeted investments like those identified.

The Upper Westside Portfolio Atlanta, Georgia

The Upper Westside Portfolio comprises approximately 223,521 square feet of flex-industrial space located in Atlanta’s Upper Westside submarket. This submarket has experienced an influx of creative users in recent years, many relocating here for quality showroom space at a relative value compared to options in Buckhead and Peachtree Hills and providing customers proximity to 1 -75/1-285 interstate access. The Upper Westside Portfolio includes four buildings that feature open spaces, high ceilings, natural light and ample parking. As of July 1, 2019, the Upper Westside Portfolio is 60% occupied. Explore next PJ:Qj~ Disclaimer. Actual results may differ from those indicated in these financial projections and in such other forward-looking statements. Further, there is no assurance that Jamestown Invest 1, LLC will be able to achieve its investment objectives or to access targeted investments like those identified.

5 ··- Jamestown Across the United States Disclaimer: Information on and photography featuring Jamestown’s current and previous portfolio of projects and properties are not representative of Jamestown Invest 1, LLO’s investment strategy and are not representative of the scale of investments that Jamestown Invest 1, LLO intends to make. Further. there is no assurance that JaMestown Invest 1; LLO will be able to achieve its investment objected or to access investments like those identified.

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